

May 28, 2013

James T. Sartain
President and Chief Executive fficer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, Texas 76712

RE: **Preliminary Proxy Statement on Schedule 14A**
   Filed February 1, 2013
   File No. 33-19694
   Schedule 13e-3 Transaction Statement
   Filed February 1, 2013
   File No. 05-40461

Dear Mr. Sartain:

   We have completed our review of your filings as of May 20, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Christian Windsor

         Christian Windsor
         Special Counsel